Key metrics
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Credit Suisse (CHF million, except where indicated)
Net income attributable to shareholders	779	1,051	1,025	(26)	(24)	2,884	1,184	144
of which from continuing operations	779	1,051	919	(26)	(15)	2,884	1,072	169
Basic earnings per share from continuing operations (CHF)	0.47	0.63	0.55	(25)	(15)	1.73	0.61	184
Diluted earnings per share from continuing operations (CHF)	0.45	0.61	0.55	(26)	(18)	1.69	0.61	177
Return on equity attributable to shareholders (%)	7.1	10.0	9.7	–	–	9.0	3.7	–
Effective tax rate (%)	9.7	35.6	27.4	–	–	28.6	44.5	–
Core Results (CHF million, except where indicated)
Net revenues	5,982	6,941	6,537	(14)	(8)	19,596	19,439	1
Provision for credit losses	110	51	59	116	86	191	111	72
Total operating expenses	5,011	5,244	5,177	(4)	(3)	15,360	16,997	(10)
Income from continuing operations before taxes	861	1,646	1,301	(48)	(34)	4,045	2,331	74
Cost/income ratio (%)	83.8	75.6	79.2	–	–	78.4	87.4	–
Pre-tax income margin (%)	14.4	23.7	19.9	–	–	20.6	12.0	–
Strategic results (CHF million, except where indicated)
Net revenues	5,623	6,758	6,287	(17)	(11)	18,971	19,126	(1)
Income from continuing operations before taxes	826	1,812	1,622	(54)	(49)	4,460	5,341	(16)
Cost/income ratio (%)	83.7	72.6	73.4	–	–	75.7	71.6	–
Return on equity – strategic results (%)	6.6	13.9	11.0	–	–	10.8	12.7	–
Non-strategic results (CHF million)
Net revenues	359	183	250	96	44	625	313	100
Income/(loss) from continuing operations before taxes	35	(166)	(321)	–	–	(415)	(3,010)	(86)
Assets under management and net new assets (CHF billion)
Assets under management from continuing operations	1,293.9	1,355.7	1,366.1	(4.6)	(5.3)	1,293.9	1,366.1	(5.3)
Net new assets from continuing operations	16.4	14.2	7.8	15.5	110.3	47.6	33.2	43.4
Balance sheet statistics (CHF million)
Total assets	858,420	879,322	954,362	(2)	(10)	858,420	954,362	(10)
Net loans	274,825	270,171	265,243	2	4	274,825	265,243	4
Total shareholders' equity	44,757	42,642	43,864	5	2	44,757	43,864	2
Tangible shareholders' equity	36,022	34,199	35,178	5	2	36,022	35,178	2
Basel III regulatory capital and leverage statistics
Risk-weighted assets (CHF million)	290,122	281,886	292,879	3	(1)	290,122	292,879	(1)
CET1 ratio (%)	14.0	13.9	14.3	–	–	14.0	14.3	–
Look-through CET1 ratio (%)	10.2	10.3	9.8	–	–	10.2	9.8	–
Look-through CET1 leverage ratio (%)	2.8	2.7	–	–	–	2.8	–	–
Look-through Tier 1 leverage ratio (%)	3.9	3.7	–	–	–	3.9	–	–
Share information
Shares outstanding (million)	1,633.7	1,632.4	1,600.8	0	2	1,633.7	1,600.8	2
of which common shares issued	1,638.4	1,638.4	1,607.2	0	2	1,638.4	1,607.2	2
of which treasury shares	(4.7)	(6.0)	(6.4)	(22)	(27)	(4.7)	(6.4)	(27)
Book value per share (CHF)	27.40	26.12	27.40	5	0	27.40	27.40	0
Tangible book value per share (CHF)	22.05	20.95	21.98	5	0	22.05	21.98	0
Market capitalization (CHF million)	38,371	42,107	42,542	(9)	(10)	38,371	42,542	(10)
Number of employees (full-time equivalents)
Number of employees	48,100	46,600	45,500	3	6	48,100	45,500	6
See relevant tables for additional information on these metrics.

Core Results summary
For additional information on financial information presented in this Earnings Release, including references to return on equity and return on regulatory capital, refer to the tabular disclosures in the Appendix and other explanatory disclosures regarding capital and leverage metrics in the section titled “Important information” on page 18.
Core Results highlights
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Reported results (CHF million)
Net revenues	5,982	6,941	6,537	(14)	(8)	19,596	19,439	1
Provision for credit losses	110	51	59	116	86	191	111	72
Total operating expenses	5,011	5,244	5,177	(4)	(3)	15,360	16,997	(10)
Income from continuing operations before taxes	861	1,646	1,301	(48)	(34)	4,045	2,331	74
Net income attributable to shareholders	779	1,051	1,025	(26)	(24)	2,884	1,184	144
Metrics (%)
Return on regulatory capital	8.1	15.3	12.8	–	–	12.4	7.8	–
Cost/income ratio	83.8	75.6	79.2	–	–	78.4	87.4	–

Strategic results (CHF million)
Net revenues	5,623	6,758	6,287	(17)	(11)	18,971	19,126	(1)
Provision for credit losses	91	38	53	139	72	155	96	61
Total operating expenses	4,706	4,908	4,612	(4)	2	14,356	13,689	5
Income from continuing operations before taxes	826	1,812	1,622	(54)	(49)	4,460	5,341	(16)
Net income attributable to shareholders	699	1,418	1,115	(51)	(37)	3,352	3,807	(12)
Metrics (%)
Return on regulatory capital	8.1	17.6	17.1	–	–	14.3	19.4	–
Cost/income ratio	83.7	72.6	73.4	–	–	75.7	71.6	–

Non-strategic results (CHF million)
Net revenues	359	183	250	96	44	625	313	100
Provision for credit losses	19	13	6	46	217	36	15	140
Total operating expenses	305	336	565	(9)	(46)	1,004	3,308	(70)
Income/(loss) from continuing operations before taxes	35	(166)	(321)	–	–	(415)	(3,010)	(86)
Net income/(loss) attributable to shareholders	80	(367)	(90)	–	–	(468)	(2,623)	(82)
Core Results do not include noncontrolling interests without significant economic interests.
In 3Q15, net income attributable to shareholders was CHF 779 million.
Income before taxes of CHF 861 million decreased 34% compared to 3Q14, primarily reflecting an 8% decrease in net revenues. In the strategic businesses, income before taxes of CHF 826 million decreased 49% compared to 3Q14. Non-strategic businesses reported income before taxes of CHF 35 million in 3Q15 compared to a loss before taxes of CHF 321 million in 3Q14.
Net revenues of CHF 5,982 million decreased 8% compared to 3Q14. In the strategic businesses, net revenues decreased 11% to CHF 5,623 million, reflecting lower net revenues in Investment Banking and stable net revenues in Private Banking & Wealth Management, partially offset by improved net revenues in Corporate Center. In the non-strategic businesses, net revenues were CHF 359 million in 3Q15 compared to net revenues of CHF 250 million in 3Q14.
Provision for credit losses was CHF 110 million in 3Q15, with net provisions of CHF 80 million in Private Banking & Wealth Management and CHF 30 million in Investment Banking.

Total operating expenses of CHF 5,011 million decreased 3% compared to 3Q14. In the strategic businesses, total operating expenses of CHF 4,706 million increased 2% compared to 3Q14, primarily reflecting a 15% increase in general and administrative expenses, partially offset by a 7% decrease in compensation and benefits. In the non-strategic businesses, total operating expenses of CHF 305 million decreased 46% compared to 3Q14, primarily due to a 42% decrease in general and administrative expenses and a 62% decrease in compensation and benefits. Business realignment costs in 3Q15 were CHF 47 million.
Income tax expense of CHF 83 million recorded in 3Q15 mainly reflected the impact of the geographical mix of results. Overall, net deferred tax assets increased CHF 331 million to CHF 5,365 million, mainly driven by earnings and foreign exchange movements as of the end of 3Q15 compared to 2Q15. Deferred tax assets on net operating losses increased CHF 288 million to CHF 1,407 million during 3Q15. The Core Results effective tax rate was 9.6% in 3Q15, compared to 35.8% in 2Q15. The 2Q15 effective tax rate was negatively impacted by an additional tax charge of CHF 189 million arising from a change in New York City tax law.
Range of reasonably possible losses related to certain legal proceedings: The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible was zero to CHF 1.9 billion at the end 3Q15.
Diluted earnings per share from continuing operations were CHF 0.45 for 3Q15 compared to CHF 0.55 in 3Q14 and CHF 0.61 in 2Q15.
Benefits of the integrated bank: In 3Q15, Credit Suisse generated CHF 1.0 billion of collaboration revenues from the integrated bank. This corresponds to 16.6% of Core net revenues in 3Q15.
Strategy announcement: Credit Suisse is announcing the results of the assessment of its strategy and is providing an update regarding its business plans and organization on October 21, 2015, including amended plans regarding future cost savings.

Private Banking & Wealth Management
In 3Q15, Private Banking & Wealth Management reported income before taxes of CHF 647 million and net revenues of CHF 2,935 million. In its strategic businesses, Private Banking & Wealth Management reported income before taxes of CHF 753 million and net revenues of CHF 2,911 million. Compared to 3Q14, income before taxes decreased reflecting lower recurring commissions and fees, lower transaction- and performance-based revenues, higher provision for credit losses and slightly higher operating expenses, partially offset by higher net interest income. Compared to 2Q15, income before taxes decreased mainly reflecting lower transaction- and performance-based revenues, higher provision for credit losses and slightly lower recurring commissions and fees, partially offset by higher net interest income. In its non-strategic businesses, Private Banking & Wealth Management reported a loss before taxes of CHF 106 million. In 3Q15, assets under management for the division were CHF 1,293.9 billion and the division attracted net new assets of CHF 16.4 billion.
Capital and leverage metrics: At the end of 3Q15, Private Banking & Wealth Management strategic businesses reported risk-weighted assets of CHF 103.9 billion, an increase of CHF 2.6 billion compared to the end of 2Q15. The increase was mainly driven by foreign exchange movements, model and parameter updates and methodology changes, partially offset by business reductions. Leverage exposure was CHF 369.1 billion, reflecting a decrease of 1.9% compared to the end of 2Q15. At the end of 3Q15, Private Banking & Wealth Management non-strategic businesses reported risk-weighted assets of CHF 4.4 billion, stable compared to the end of 2Q15. Leverage exposure was CHF 3.9 billion, stable compared to the end of 2Q15.
Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Reported results (CHF million)
Net revenues	2,935	3,152	3,125	(7)	(6)	9,059	9,411	(4)
Provision for credit losses	80	44	25	82	220	153	81	89
Compensation and benefits	1,214	1,248	1,194	(3)	2	3,691	3,719	(1)
Total other operating expenses	994	923	963	8	3	2,797	4,405	(37)
Total operating expenses	2,208	2,171	2,157	2	2	6,488	8,124	(20)
Income before taxes	647	937	943	(31)	(31)	2,418	1,206	100
Metrics (%)
Return on regulatory capital	16.5	23.5	27.3	–	–	20.4	12.0	–
Cost/income ratio	75.2	68.9	69.0	–	–	71.6	86.3	–

Strategic results
Private Banking & Wealth Management’s strategic results comprise businesses from Wealth Management Clients, Corporate & Institutional Clients and Asset Management.
Private Banking & Wealth Management – strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Strategic results (CHF million)
Net interest income	1,137	1,096	968	4	17	3,214	2,885	11
Recurring commissions and fees	1,047	1,082	1,149	(3)	(9)	3,196	3,424	(7)
Transaction- and performance-based revenues	750	925	827	(19)	(9)	2,597	2,611	(1)
Other revenues	(23)	(12)	(5)	92	360	(35)	(18)	94
Net revenues	2,911	3,091	2,939	(6)	(1)	8,972	8,902	1
Provision for credit losses	76	31	26	145	192	132	73	81
Total operating expenses	2,082	2,059	2,041	1	2	6,148	6,110	1
Income before taxes	753	1,001	872	(25)	(14)	2,692	2,719	(1)
Metrics (%)
Return on regulatory capital	19.7	25.8	26.7	–	–	23.3	28.7	–
Cost/income ratio	71.5	66.6	69.4	–	–	68.5	68.6	–
In 3Q15, the strategic businesses for Private Banking & Wealth Management reported income before taxes of CHF 753 million and net revenues of CHF 2,911 million.
On July 1, 2015, the Group transferred the credit and charge cards issuing business (cards issuing business) to Swisscard AECS GmbH, an entity in which the Group holds a significant equity interest. As a result of the transfer, the cards issuing business was deconsolidated as of July 1, 2015, including the pre-existing noncontrolling interest in the cards issuing business. Consequently, income/revenues and expenses from the cards issuing business are no longer fully reflected in the Group’s consolidated financial statements or in the Wealth Management Clients results within the Private Banking & Wealth Management segment, but the Group’s share of net income from the equity method investment in Swisscard AECS GmbH is recorded within net revenues in all three presentations. At the same time, the Group’s net income attributable to noncontrolling interests is reduced as a result of the deconsolidation. Given that Swisscard AECS GmbH continues to be an equity method investment of the Group, the aggregate impact of the deconsolidation on the Group’s net income/(loss) attributable to shareholders is not material.
Compared to 3Q14, net revenues were stable reflecting lower recurring commissions and fees, lower transaction- and performance-based revenues and lower other revenues, offset by higher net interest income. Recurring commissions and fees decreased reflecting lower banking services fees due to the deconsolidation of the cards issuing business, lower asset management fees, lower investment product fees and lower security account and custody services fees, partially offset by higher investment advisory fees and higher discretionary mandate management fees. Transaction- and performance-based revenues decreased reflecting lower brokerage and product issuing fees, lower sales and trading revenues and lower corporate advisory fees related to integrated solutions, partially offset by higher performance fees. Lower other revenues reflected investment-related losses partially offset by a gain on a credit risk hedge. Net interest income increased with significantly higher loan margins on higher average loan volumes, partially offset by lower deposit margins on higher average deposit volumes.
Compared to 2Q15, net revenues decreased 6%, driven by lower transaction- and performance-based revenues, slightly lower recurring commissions and fees and lower other revenues, partially offset by higher net interest income. Transaction- and performance-based revenues decreased reflecting lower brokerage and product issuing fees, lower sales and trading revenues and lower performance fees and carried interest, partially offset by higher corporate advisory fees related to integrated solutions. Recurring commissions and fees decreased slightly, reflecting lower banking services fees due to the deconsolidation of the cards issuing business, lower security account and custody services fees and lower investment product fees, partially offset by higher investment advisory fees and slightly higher asset management fees. Lower other revenues reflected investment-related losses partially offset by a gain on a credit risk hedge. Net interest income increased reflecting slightly higher loan margins and higher deposit margins on stable average loan and deposit volumes.
Provision for credit losses was CHF 76 million, compared to CHF 26 million in 3Q14 and CHF 31 million in 2Q15. The increase in Wealth Management Clients reflected two cases which were offset by a gain on a credit risk hedge recognized in other revenues. The increase in Corporate & Institutional Clients reflected a small number of individual cases.
Total operating expenses were slightly higher compared to 3Q14 and stable compared to 2Q15. Compared to 3Q14, compensation and benefits were slightly higher reflecting higher salary expenses driven by higher headcount and higher deferred compensation expenses from prior-year awards, partially offset by slightly lower discretionary compensation expenses. General and administrative expenses were slightly higher reflecting higher professional services fees and higher litigation provisions partially offset by lower costs related to the deconsolidation of the cards issuing business. Compared to 2Q15, compensation and benefits decreased reflecting lower discretionary compensation expenses and lower social security costs, partially offset by higher salary expenses driven by higher headcount and higher deferred compensation expenses from prior-year awards. General and administrative expenses increased 9% with higher litigation provisions and higher professional services fees, partially offset by lower costs related to the deconsolidation of the cards issuing business.
The cost/income ratio for the strategic results was 72% in 3Q15, up two percentage points compared to 3Q14 and up five percentage points compared to 2Q15.
Wealth Management Clients
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Strategic results (CHF million)
Net interest income	837	821	695	2	20	2,399	2,089	15
Recurring commissions and fees	670	717	744	(7)	(10)	2,087	2,202	(5)
Transaction- and performance-based revenues	512	659	603	(22)	(15)	1,841	1,842	0
Other revenues	22	0	0	–	–	22	0	–
Net revenues	2,041	2,197	2,042	(7)	0	6,349	6,133	4
Provision for credit losses	36	7	17	414	112	60	50	20
Total operating expenses	1,528	1,521	1,489	0	3	4,507	4,400	2
Income before taxes	477	669	536	(29)	(11)	1,782	1,683	6
Metrics (%)
Return on regulatory capital	21.2	29.4	28.3	–	–	26.5	30.4	–
Cost/income ratio	74.9	69.2	72.9	–	–	71.0	71.7	–
The Wealth Management Clients business in 3Q15 reported income before taxes of CHF 477 million and net revenues of CHF 2,041 million. Net revenues were stable compared to 3Q14, with higher net interest income and higher other revenues offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. Net interest income increased with higher loan margins and higher deposit margins on higher average loan and deposit volumes. Higher other revenues reflected a gain on a credit risk hedge. Lower transaction- and performance-based revenues reflected lower brokerage and product issuing fees, lower equity participations income reflecting a gain related to a more capital-efficient positioning of the liquidity portfolio in 3Q14 and lower corporate advisory fees related to integrated solutions. Recurring commissions and fees decreased mainly reflecting lower banking services fees due to the deconsolidation of the cards issuing business.

Excluding this impact of CHF 59 million, recurring commissions and fees were slightly lower reflecting lower investment product management fees and lower security account and custody services fees, partially offset by higher investment advisory fees and higher discretionary mandate management fees.
Compared to 2Q15, net revenues decreased 7%, driven by lower transaction- and performance-based revenues and lower recurring commissions and fees partially offset by higher other revenues and slightly higher net interest income. Transaction- and performance-based revenues decreased with lower brokerage and product issuing fees, lower sales and trading revenues and lower equity participations income reflecting dividends from an ownership interest in SIX Group AG in 2Q15, partially offset by higher corporate advisory fees related to integrated solutions. Recurring commissions and fees decreased mainly reflecting lower banking services fees due to the deconsolidation of the cards issuing business. Excluding this impact of CHF 59 million, recurring commissions and fees were slightly higher reflecting higher investment advisory fees and higher revenues from wealth structuring solutions partially offset by lower security account and custody services fees and lower fees from lending activities. Higher other revenues reflected a gain on a credit risk hedge. Net interest income was slightly higher with stable loan margins and slightly higher deposit margins on slightly higher average loan and deposit volumes.
In 3Q15, the gross margin was 100 basis points, three basis points higher compared to 3Q14, mainly reflecting higher net interest income and a 3.4% decrease in average assets under management, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. Compared to 2Q15, the gross margin was down two basis points, reflecting lower transaction- and performance-based revenues and lower recurring commissions and fees, partially offset by a 4.8% decrease in average assets under management. The decrease in average assets under management mainly reflected the implementation of an updated assets under management policy in 3Q15.
Wealth Management Clients net margin was 23 basis points in 3Q15, two basis points lower compared to 3Q14, reflecting lower transaction- and performance-based revenues, lower recurring commissions and fees and slightly higher operating expenses, partially offset by higher net interest income and a 3.4% decrease in average assets under management. Compared to 2Q15, the net margin was down eight basis points, reflecting lower transaction- and performance-based revenues, the increased litigation provisions and lower recurring commissions and fees, partially offset by a 4.8% decrease in average assets under management and slightly higher net interest income.
Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Strategic results (CHF million)
Net interest income	300	275	273	9	10	815	796	2
Recurring commissions and fees	119	115	113	3	5	357	348	3
Transaction- and performance-based revenues	101	125	107	(19)	(6)	352	342	3
Other revenues	(10)	(7)	(5)	43	100	(22)	(31)	(29)
Net revenues	510	508	488	0	5	1,502	1,455	3
Provision for credit losses	40	24	9	67	344	72	23	213
Total operating expenses	260	240	239	8	9	746	735	1
Income before taxes	210	244	240	(14)	(13)	684	697	(2)
Metrics (%)
Return on regulatory capital	16.6	18.8	21.3	–	–	17.7	21.1	–
Cost/income ratio	51.0	47.2	49.0	–	–	49.7	50.5	–
The Corporate & Institutional Clients business in 3Q15 reported income before taxes of CHF 210 million and net revenues of CHF 510 million. Net revenues were 5% higher compared to 3Q14, reflecting higher net interest income and higher recurring commissions and fees, partially offset by lower transaction- and performance-based revenues and lower other revenues. Net interest income was higher with significantly higher loan margins on slightly higher average loan volumes partially offset by significantly lower deposit margins on stable average deposit volumes. Recurring commissions and fees were higher mainly reflecting increased fees from lending activities partially offset by lower revenues from wealth structuring solutions. Transaction- and performance-based revenues decreased reflecting lower sales and trading revenues and lower brokerage and product issuing fees, partially offset by higher corporate advisory fees related to integrated solutions. Lower other revenues reflected a higher fair value loss on the Clock Finance transaction.
Compared to 2Q15, net revenues were stable, with higher net interest income and slightly higher recurring commissions and fees offset by lower transaction- and performance-based revenues and lower other revenues. Higher net interest income reflected higher loan margins on stable average loan volumes and higher deposit margins on lower average deposit volumes. Recurring commissions and fees increased slightly with higher fees from lending activities partially offset by lower security account and custody services fees. Transaction- and performance-based revenues decreased mainly reflecting lower sales and trading revenues and lower brokerage and product issuing fees, partially offset by higher corporate advisory fees related to integrated solutions. Lower other revenues reflected a higher fair value loss on the Clock Finance transaction.
Asset Management
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Strategic results (CHF million)
Recurring commissions and fees	258	250	292	3	(12)	752	874	(14)
Transaction- and performance-based revenues	137	141	117	(3)	17	404	427	(5)
Other revenues	(35)	(5)	0	–	–	(35)	13	–
Net revenues	360	386	409	(7)	(12)	1,121	1,314	(15)
of which fee-based revenues	385	372	398	3	(3)	1,110	1,264	(12)
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	294	298	313	(1)	(6)	895	975	(8)
Income before taxes	66	88	96	(25)	(31)	226	339	(33)
Metrics (%)
Return on regulatory capital	21.2	28.5	40.1	–	–	23.9	53.3	–
Cost/income ratio	81.7	77.2	76.5	–	–	79.8	74.2	–
The Asset Management business reported income before taxes of CHF 66 million in 3Q15, with net revenues of CHF 360 million. Net revenues decreased 12% compared to 3Q14, mainly driven by investment-related losses in 3Q15 compared to gains in 3Q14 and slightly lower fee-based revenues. Investment-related losses primarily reflected losses in hedge fund investments and from the real estate sector. Fee-based revenues decreased slightly reflecting lower asset management fees and lower placement fees, partially offset by higher equity participations income and higher performance fees. The decrease in asset management fees reflected the absence of asset management fees from Hedging-Griffo following the change in fund management from Hedging-Griffo to a new venture in Brazil, Verde Asset Management, in which Credit Suisse has a significant investment.
Net revenues decreased 7% compared to 2Q15, primarily due to investment-related losses in 3Q15 compared to gains in 2Q15 partially offset by slightly higher fee-based revenues. Investment-related losses primarily reflected losses in hedge fund investments and from the real estate sector. Fee-based revenues increased slightly reflecting higher equity participations income and slightly higher asset management fees, partially offset by lower carried interest and lower performance fees.
The fee-based margin was 39 basis points in 3Q15, compared to 42 basis points in 3Q14 and 38 basis points in 2Q15. The decrease compared to 3Q14 reflected both the higher average assets under management, which increased 3.8% compared to 3Q14, and the slightly lower fee-based revenues. The increase compared to 2Q15 reflected the slightly higher fee-based revenues.

Non-strategic results
The non-strategic results for Private Banking & Wealth Management include positions relating to the restructuring of the former Asset Management division, run-off operations relating to the small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to the settlements with US authorities regarding US cross-border matters, other smaller non-strategic positions formerly in the Corporate & Institutional Clients business and the run-off and active reduction of selected products. Furthermore, it comprises certain remaining operations that Credit Suisse continues to wind-down relating to its domestic private banking business booked in Germany, which was sold in 2014.
Private Banking & Wealth Management – non-strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Non-strategic results (CHF million)
Net revenues	24	61	186	(61)	(87)	87	509	(83)
Provision for credit losses	4	13	(1)	(69)	–	21	8	163
Total operating expenses	126	112	116	13	9	340	2,014	(83)
Income/(loss) before taxes	(106)	(64)	71	66	–	(274)	(1,513)	(82)
In 3Q15, the non-strategic businesses reported a loss before taxes of CHF 106 million. Operating expenses were CHF 126 million, primarily reflecting costs of CHF 68 million to meet requirements related to the settlements with US authorities regarding US cross-border matters and the continued winding-down of operations. In 2Q15, Private Banking & Wealth Management’s non-strategic businesses reported a loss before taxes of CHF 64 million.
Assets under management – Private Banking & Wealth Management
Effective as of July 1, 2015, the Group updated its assets under management policy primarily to introduce more specific criteria and indicators to evaluate whether client assets qualify as assets under management. The introduction of this updated policy resulted in a reclassification of CHF 46.4 billion of assets under management to client assets which has been reflected as a structural effect in 3Q15. Of the CHF 46.4 billion reclassification, CHF 38.1 billion was in Wealth Management Clients and CHF 8.3 billion in Corporate & Institutional Clients.
Assets under management of CHF 1,293.9 billion decreased CHF 61.8 billion compared to the end of 2Q15, driven by unfavorable market movements and the introduction of the updated assets under management policy, partially offset by favorable foreign exchange-related movements, resulting from the appreciation of the US dollar and euro against the Swiss franc, and net new assets.
Net new assets: Private Banking & Wealth Management recorded net new assets of CHF 16.4 billion in 3Q15. In the strategic portfolio, Wealth Management Clients contributed net new assets of CHF 10.5 billion in 3Q15 with solid contributions across all regions. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 2.0 billion in 3Q15. Asset Management reported solid net new assets of CHF 5.6 billion in 3Q15, mainly driven by inflows from a joint venture in emerging markets and inflows in index solutions. In the non-strategic portfolio, net asset outflows of CHF 0.9 billion reflected the winding-down of non-strategic operations.

Assets under management – Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Assets under management by business (CHF billion)
Wealth Management Clients	795.8	847.7	864.3	(6.1)	(7.9)	795.8	864.3	(7.9)
Corporate & Institutional Clients	263.1	277.8	266.6	(5.3)	(1.3)	263.1	266.6	(1.3)
Asset Management	394.6	393.9	391.1	0.2	0.9	394.6	391.1	0.9
Non-strategic	11.7	9.4	13.4	24.5	(12.7)	11.7	13.4	(12.7)
Assets managed across businesses	(171.3)	(173.1)	(169.3)	(1.0)	1.2	(171.3)	(169.3)	1.2
Assets under management	1,293.9	1,355.7	1,366.1	(4.6)	(5.3)	1,293.9	1,366.1	(5.3)
Average assets under management (CHF billion)
Average assets under management	1,321.5	1,370.1	1,346.7	(3.5)	(1.9)	1,344.1	1,313.4	2.3
Net new assets by business (CHF billion)
Wealth Management Clients	10.5	9.0	5.1	16.7	105.9	26.5	23.1	14.7
Corporate & Institutional Clients	2.0	(1.6)	0.9	–	122.2	6.5	1.9	242.1
Asset Management	5.6	8.9	3.3	(37.1)	69.7	24.7	14.3	72.7
Non-strategic	(0.9)	(1.2)	(1.4)	(25.0)	(35.7)	(3.5)	(5.4)	(35.2)
Assets managed across businesses	(0.8)	(0.9)	(0.5)	(11.1)	60.0	(6.6)	(2.7)	144.4
Net new assets	16.4	14.2	7.4	15.5	121.6	47.6	31.2	52.6
Net new asset growth rate (annualized) (%)
Net new asset growth rate – Wealth Management Clients	5.0	4.2	2.5	–	–	4.0	3.9	–
Net new asset growth rate – Asset Management	5.7	9.1	3.5	–	–	8.5	5.4	–

Investment Banking
In 3Q15, Investment Banking reported a loss before taxes of CHF 125 million and net revenues of CHF 2,356 million. Revenues in the strategic businesses decreased compared to strong 3Q14 results, which included significant client deals. Revenues in the strategic businesses, decreased in 3Q15 due to challenging market conditions that resulted in reduced client activity in fixed income sales and trading and underwriting. Compared to 2Q15, strategic revenues were lower across all businesses, reflecting challenging market conditions and a seasonal slowdown. Investment Banking continued to wind-down the non-strategic unit in 3Q15, reducing leverage exposure and risk-weighted assets compared to 2Q15 in US dollars.
Capital and leverage metrics: In 3Q15, Investment Banking made continued progress in reducing its leverage exposure. Specifically, Investment Banking reduced leverage exposure by USD 59.9 billion, from USD 675.3 billion in 2Q15 to USD 615.4 billion in 3Q15, reflecting an early achievement of its end-2015 divisional target of USD 600–620 billion. As of the end of 3Q15, Investment Banking reported risk-weighted assets of USD 164.3 billion, down USD 2.6 billion compared to the end of 2Q15.
Investment Banking
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Reported results (CHF million)
Net revenues	2,356	3,381	3,303	(30)	(29)	9,320	10,061	(7)
Provision for credit losses	30	7	36	329	(17)	38	31	23
Compensation and benefits	1,159	1,545	1,450	(25)	(20)	4,256	4,470	(5)
Total other operating expenses	1,292	1,214	1,301	6	(1)	3,591	3,465	4
Total operating expenses	2,451	2,759	2,751	(11)	(11)	7,847	7,935	(1)
Income/(loss) before taxes	(125)	615	516	–	–	1,435	2,095	(32)
Metrics (%)
Return on regulatory capital	–	9.9	8.3	–	–	7.7	11.4	–
Cost/income ratio	104.0	81.6	83.3	–	–	84.2	78.9	–
Strategic results
In 3Q15, the strategic businesses reported income before taxes of CHF 282 million and net revenues of CHF 2,621 million. Compared to strong 3Q14 results, fixed income sales and trading revenues declined significantly due to low levels of client activity as a result of challenging market conditions in the quarter. Revenues also declined across all businesses compared to 2Q15, due to a market-driven reduction in client activity. Equity sales and trading results were higher compared to 3Q14, primarily driven by increased market volatility and trading volumes. Revenues were lower compared to 2Q15, reflecting a seasonal slowdown in activity. Underwriting and advisory results declined compared to 3Q14, due to significantly lower debt and equity market activity, partially offset by higher advisory revenues. Underwriting and advisory revenues decreased compared to 2Q15, reflecting lower equity and debt underwriting performance due to increased market volatility, resulting in lower issuance activity and decreased M&A activity.

Investment Banking – strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Strategic results (CHF million)
Debt underwriting	326	467	519	(30)	(37)	1,125	1,470	(23)
Equity underwriting	117	240	214	(51)	(45)	510	665	(23)
Total underwriting	443	707	733	(37)	(40)	1,635	2,135	(23)
Advisory and other fees	192	207	170	(7)	13	531	511	4
Total underwriting and advisory	635	914	903	(31)	(30)	2,166	2,646	(18)
Fixed income sales and trading	888	1,393	1,544	(36)	(42)	4,005	4,587	(13)
Equity sales and trading	1,201	1,320	1,069	(9)	12	3,865	3,394	14
Total sales and trading	2,089	2,713	2,613	(23)	(20)	7,870	7,981	(1)
Other	(103)	(78)	(97)	32	6	(240)	(288)	(17)
Net revenues	2,621	3,549	3,419	(26)	(23)	9,796	10,339	(5)
Provision for credit losses	15	7	29	114	(48)	23	24	(4)
Total operating expenses	2,324	2,632	2,395	(12)	(3)	7,466	7,150	4
Income before taxes	282	910	995	(69)	(72)	2,307	3,165	(27)
Metrics (%)
Return on regulatory capital	4.8	15.6	17.1	–	–	13.1	18.9	–
Cost/income ratio	88.7	74.2	70.0	–	–	76.2	69.2	–
Fixed income sales and trading: Fixed income trading revenues declined significantly compared to strong 3Q14 results, which benefited from increased levels of client activity, particularly in the emerging markets and securitized products businesses. In addition, the decline was exacerbated by reduced client activity related to extreme credit market conditions in 3Q15. Emerging markets revenues declined, primarily driven by lower client financing activity and weaker trading performance across all regions. Revenues in the securitized products business were lower, reflecting a decline in non-agency and agency results, partially offset by continued growth in the asset finance franchise. Corporate lending revenues were lower, driven by mark-to market movements. Lower global macro products revenues due to decreased volatility in foreign exchange markets were partially offset by higher revenues in the rates businesses across regions. Revenues in global credit products were lower, as a slowdown in leveraged finance underwriting activity resulted in weaker trading activity, which was partially offset by slightly higher investment grade revenues. Compared to 2Q15, fixed income revenues declined, reflecting challenging operating conditions that resulted in reduced levels of client activity across the businesses. Securitized products revenues declined, driven by lower non-agency, agency and asset finance results. A decline in global credit products revenues due to lower leveraged finance results was partially offset by higher investment grade performance. Global macro products were also lower, reflecting declines in the rates businesses due to subdued client activity, that were partially offset by higher revenues in the foreign exchange franchise. Corporate lending revenues were also lower, driven by mark-to-market movements. In addition, a decline in emerging markets revenues, driven by lower financing results, was partially offset by higher trading results across Asia Pacific and EMEA.
Equity sales and trading: Equity sales and trading revenues improved compared to 3Q14, reflecting higher trading volumes in light of increased market volatility. Systematic market making revenues increased significantly, reflecting more favorable trading conditions. Derivatives revenues increased, driven by increased client activity in Latin America and continued momentum in fee-based products distributed by Private Banking & Wealth Management in Asia Pacific. Cash equities revenues declined, reflecting continued macroeconomic weakness in Latin America. Prime services results were lower, albeit resilient, on significantly reduced leverage exposure, reflecting continued progress on the client portfolio optimization strategy. Compared to 2Q15, equity sales and trading revenues declined, following strong performance in 2Q15 and reflecting a seasonal slowdown in activity. Prime services revenues were lower compared to 2Q15, which benefitted from the European and Asian dividend season. Revenues from derivatives and cash equities were also lower compared to 2Q15, reflecting lower client activity. Systematic market making revenues were stable.

Underwriting and advisory: Debt underwriting revenues declined compared to robust 3Q14 results due to a significant slowdown in leveraged finance industry volumes given increased credit market volatility. Revenues from structured lending in emerging markets were also lower. Revenues in the investment grade business were slightly lower. Equity underwriting results declined across the franchise compared to strong 3Q14 results, which included the landmark Alibaba transaction, and a slowdown in underwriting due to increased volatility in equity markets. Revenues from initial public offerings (IPOs) were significantly lower, reflecting a decline in the overall fee pool and a decrease in the share of wallet. Revenues from follow-on offerings and convertibles were also weak, consistent with a decline in the overall industry fee pool. Advisory revenues were higher compared to 3Q14, driven by higher M&A industry activity in the Americas and strong sponsor activity, which more than offset a decrease in the share of wallet. Compared to 2Q15, debt underwriting results decreased, reflecting a decline in the overall leveraged finance fee pool, which more than offset an increase in the share of wallet. Investment grade revenues were also lower, consistent with a decline in industry-wide issuance. Equity underwriting results were significantly lower compared to 2Q15, reflecting challenging market conditions for follow-on offerings and convertibles, consistent with a decline in the overall fee pool and a decrease in the share of wallet for both products. Revenues from IPOs were also lower, reflecting a decline in the overall fee pool. Advisory revenues were lower compared to 2Q15, driven by lower M&A industry activity, which more than offset the increase in the share of wallet.
Total operating expenses decreased 3% compared to 3Q14. Compensation and benefits decreased, primarily driven by lower discretionary compensation expenses. Deferred compensation expenses from prior-year awards also declined. General and administrative expenses increased due to increased investments in Investment Banking’s risk, regulatory and compliance infrastructure, and higher litigation expenses, including CHF 128 million relating to a CDS settlement. Compared to 2Q15, total operating expenses decreased 12% primarily driven by lower discretionary compensation expenses and lower deferred compensation expenses from prior-year awards. General and administrative expenses increased due to higher litigation expenses, mainly relating to the CDS settlement, and increased investments in the risk, regulatory and compliance infrastructure.
Non-strategic results
The non-strategic results for Investment Banking comprise the legacy fixed income portfolio including the legacy rates business, primarily non-exchange-cleared instruments and capital-intensive structured positions, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions.
Investment Banking – non-strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Non-strategic results (CHF million)
Net revenues	(265)	(168)	(116)	58	128	(476)	(278)	71
Provision for credit losses	15	0	7	–	114	15	7	114
Total operating expenses	127	127	356	0	(64)	381	785	(51)
Loss before taxes	(407)	(295)	(479)	38	(15)	(872)	(1,070)	(19)
The non-strategic businesses reported a loss before taxes of CHF 407 million and negative net revenues of CHF 265 million in 3Q15. Negative net revenues were higher compared to 3Q14 and 2Q15. Total operating expenses declined compared to 3Q14, primarily driven by lower litigation provisions, and were stable compared to 2Q15, as lower compensation and benefits mostly offset higher litigation provisions.

Corporate Center
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
In 3Q15, the Corporate Center recorded income before taxes of CHF 339 million compared to a loss before taxes of CHF 158 million in 3Q14 and income before taxes of CHF 94 million in 2Q15. The Corporate Center recorded a loss before taxes of CHF 209 million in its strategic results. For non-strategic results, it reported income before taxes of CHF 548 million, primarily including fair value gains on own credit spreads of CHF 649 million, partially offset by IT architecture simplification expenses of CHF 59 million and business realignment costs of CHF 24 million.
Corporate Center
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Reported results (CHF million)
Net revenues	691	408	109	69	–	1,217	(33)	–
Provision for credit losses	0	0	(2)	–	100	0	(1)	100
Compensation and benefits	125	120	102	4	23	439	503	(13)
Total other operating expenses	227	194	167	17	36	586	435	35
Total operating expenses	352	314	269	12	31	1,025	938	9
Income/(loss) before taxes	339	94	(158)	261	–	192	(970)	–

Non-strategic results (CHF million)
Net revenues	600	290	180	107	233	1,014	82	–
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	52	97	93	(46)	(44)	283	509	(44)
Income/(loss) before taxes	548	193	87	184	–	731	(427)	–

Balance sheet, shareholders’ equity, regulatory reporting and other information
Balance sheet: As of the end of 3Q15, total assets of CHF 858.4 billion decreased 2% compared to 2Q15, reflecting a decrease in operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 46.0 billion.
Total shareholders’ equity: Credit Suisse’s total shareholders’ equity increased to CHF 44.8 billion as of the end of 3Q15 compared to CHF 42.6. billion as of the end of 2Q15. Total shareholders’ equity was positively impacted by foreign exchange-related movements on cumulative translation adjustments, net income and an increase in the share-based compensation obligation. These movements were partially offset by decreases in transactions relating to the future settlement of share-based compensation awards. As of the end of 3Q15, Credit Suisse had 1,638.4 million shares issued.
BIS regulatory capital and ratios: The common equity tier 1 (CET1) ratio was 14.0% as of the end of 3Q15 compared to 13.9% as of the end of 2Q15, reflecting higher CET1 capital, largely offset by higher risk-weighted assets. Credit Suisse’s tier 1 ratio was 16.8% as of the end of 3Q15 compared to 16.7% as of the end of 2Q15. The total capital ratio was stable at 20.1% as of the end of 3Q15 compared to the end of 2Q15.
CET1 capital was CHF 40.5 billion as of the end of 3Q15 compared to CHF 39.1 billion as of the end of 2Q15, mainly reflecting the foreign exchange impact, net income attributable to shareholders and a reversal of net gains due to changes in own credit risk on fair-valued financial liabilities.
Total eligible capital was CHF 58.4 billion as of the end of 3Q15 compared to CHF 56.7 billion as of the end of 2Q15, reflecting the increases in CET1 capital, additional tier 1 capital and tier 2 capital.
Risk-weighted assets increased 3% to CHF 290.1 billion as of the end of 3Q15 compared to CHF 281.9 billion as of the end of 2Q15, driven by the foreign exchange impact, model and parameter updates, primarily in market risk and operational risk, and methodology and policy changes, primarily in credit risk. This was partially offset by movements in risk levels, primarily in credit risk.
As of the end of 3Q15, the look-through CET1 ratio was 10.2% compared to 10.3% as of the end of 2Q15.

Leverage metrics: Beginning in 1Q15, Credit Suisse adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end of period exposure. Leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments.
The BIS tier 1 leverage ratio was 4.6% as of the end of 3Q15, with a BIS CET1 component of 3.9%. On a look-through basis, the BIS tier 1 leverage ratio was 3.9% as of the end of 3Q15, with a BIS CET1 component of 2.8%.
The Swiss leverage ratio was 5.5% as of the end of 3Q15 versus a requirement of 2.9%. On a look-through basis, the Swiss leverage ratio was 4.5% as of the end of 3Q15 versus the 2019 requirement of 4.1%.
The look-through leverage exposure was CHF 1,044.9 billion as of the end of 3Q15.
Capital and leverage metrics
	Phase-in			Look-through
end of	3Q15	2Q15	4Q14	3Q15	2Q15	4Q14
BIS capital ratios (%)
CET1 ratio	14.0	13.9	14.9	10.2	10.3	10.1
Tier 1 ratio	16.8	16.7	17.1	14.3	14.3	14.0
Total capital ratio	20.1	20.1	20.8	16.7	16.6	16.5
Leverage metrics (%, except where indicated)
Leverage exposure (CHF billion)	1,050.7	1,067.4	1,157.6	1,044.9	1,061.8	1,149.7
BIS CET1 leverage ratio	3.9	3.7	3.7	2.8	2.7	2.5
BIS tier 1 leverage ratio	4.6	4.4	4.3	3.9	3.7	3.5
Swiss leverage ratio	5.5	5.3	5.2	4.5	4.3	4.1

Important information
The Group has not finalized its 3Q15 Financial Report and the Group’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this Earnings Release is subject to completion of quarter-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.
For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse” and “the Group” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the BIS leverage ratio framework, as issued by BCBS, was implemented in Switzerland by FINMA. The related disclosures are in accordance with Credit Suisse’s interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.
References to phase-in and look-through included herein refer to Basel III requirements. Phase-in under the Basel III capital framework reflects that for the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets) and for the years 2013 – 2022, there will be a phase out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the full phase out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total eligible capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.
Return on equity for strategic results is calculated by dividing annualized strategic net income by average strategic shareholders’ equity (derived by deducting 10% of non-strategic risk-weighted assets from reported shareholders’ equity). Return on regulatory capital is calculated using income after tax and assumes a tax rate of 30% and capital allocated based on the average of 10% of average risk-weighted assets and an average of a certain percentage of leverage exposure (2.4% for periods prior to 2015 and 3% for periods after January 1, 2015).
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in Note 38 to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports (including the Group’s 3Q15 Financial Report that is scheduled to be released on October 30, 2015). It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see Note 38 to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and the litigation note in each of its quarterly Financial Reports.
Strategic net new assets are determined based on the assumption that assets managed across businesses relate to strategic businesses only.
Mandates penetration means assets under management related to mandates in Wealth Management Clients divided by total Wealth Management Clients assets under management.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Earnings Release.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Credit Suisse
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	5,985	6,955	6,578	(14)	(9)	19,587	19,870	(1)
Provision for credit losses	110	51	59	116	86	191	111	72
Compensation and benefits	2,507	2,914	2,747	(14)	(9)	8,397	8,713	(4)
General and administrative expenses	2,100	1,928	2,041	9	3	5,766	7,172	(20)
Commission expenses	416	406	393	2	6	1,214	1,139	7
Total other operating expenses	2,516	2,334	2,434	8	3	6,980	8,311	(16)
Total operating expenses	5,023	5,248	5,181	(4)	(3)	15,377	17,024	(10)
Income from continuing operations before taxes	852	1,656	1,338	(49)	(36)	4,019	2,735	47
Income tax expense	83	590	366	(86)	(77)	1,150	1,216	(5)
Income from continuing operations	769	1,066	972	(28)	(21)	2,869	1,519	89
Income from discontinued operations	0	0	106	–	(100)	0	112	(100)
Net income	769	1,066	1,078	(28)	(29)	2,869	1,631	76
Net income/(loss) attributable to noncontrolling interests	(10)	15	53	–	–	(15)	447	–
Net income attributable to shareholders	779	1,051	1,025	(26)	(24)	2,884	1,184	144
of which from continuing operations	779	1,051	919	(26)	(15)	2,884	1,072	169
of which from discontinued operations	0	0	106	–	(100)	0	112	(100)
Earnings per share (CHF)
Basic earnings per share from continuing operations	0.47	0.63	0.55	(25)	(15)	1.73	0.61	184
Basic earnings per share	0.47	0.63	0.61	(25)	(23)	1.73	0.68	154
Diluted earnings per share from continuing operations	0.45	0.61	0.55	(26)	(18)	1.69	0.61	177
Diluted earnings per share	0.45	0.61	0.61	(26)	(26)	1.69	0.68	149
Return on equity (%, annualized)
Return on equity attributable to shareholders	7.1	10.0	9.7	–	–	9.0	3.7	–
Return on tangible equity attributable to shareholders [1]	8.9	12.5	12.2	–	–	11.2	4.6	–
Number of employees (full-time equivalents)
Number of employees	48,100	46,600	45,500	3	6	48,100	45,500	6
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results
	Core Results			Noncontrolling interests without SEI			Credit Suisse
in	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14
Statements of operations (CHF million)
Net revenues	5,982	6,941	6,537	3	14	41	5,985	6,955	6,578
Provision for credit losses	110	51	59	0	0	0	110	51	59
Compensation and benefits	2,498	2,913	2,746	9	1	1	2,507	2,914	2,747
General and administrative expenses	2,097	1,925	2,038	3	3	3	2,100	1,928	2,041
Commission expenses	416	406	393	0	0	0	416	406	393
Total other operating expenses	2,513	2,331	2,431	3	3	3	2,516	2,334	2,434
Total operating expenses	5,011	5,244	5,177	12	4	4	5,023	5,248	5,181
Income/(loss) from continuing operations before taxes	861	1,646	1,301	(9)	10	37	852	1,656	1,338
Income tax expense	83	590	366	0	0	0	83	590	366
Income/(loss) from continuing operations	778	1,056	935	(9)	10	37	769	1,066	972
Income from discontinued operations	0	0	106	0	0	0	0	0	106
Net income/(loss)	778	1,056	1,041	(9)	10	37	769	1,066	1,078
Net income/(loss) attributable to noncontrolling interests	(1)	5	16	(9)	10	37	(10)	15	53
Net income attributable to shareholders	779	1,051	1,025	–	–	–	779	1,051	1,025
of which from continuing operations	779	1,051	919	–	–	–	779	1,051	919
of which from discontinued operations	0	0	106	–	–	–	0	0	106
Statement of operations metrics (%)
Cost/income ratio	83.8	75.6	79.2	–	–	–	83.9	75.5	78.8
Pre-tax income margin	14.4	23.7	19.9	–	–	–	14.2	23.8	20.3
Effective tax rate	9.6	35.8	28.1	–	–	–	9.7	35.6	27.4
Net income margin [1]	13.0	15.1	15.7	–	–	–	13.0	15.1	15.6
1 Based on amounts attributable to shareholders.

Core Results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net interest income	2,087	2,874	2,149	(27)	(3)	7,114	6,922	3
Commissions and fees	2,893	3,261	3,256	(11)	(11)	9,134	9,843	(7)
Trading revenues	800	491	894	63	(11)	2,677	1,710	57
Other revenues	202	315	238	(36)	(15)	671	964	(30)
Net revenues	5,982	6,941	6,537	(14)	(8)	19,596	19,439	1
of which strategic results	5,623	6,758	6,287	(17)	(11)	18,971	19,126	(1)
of which non-strategic results	359	183	250	96	44	625	313	100
Provision for credit losses	110	51	59	116	86	191	111	72
Compensation and benefits	2,498	2,913	2,746	(14)	(9)	8,386	8,692	(4)
General and administrative expenses	2,097	1,925	2,038	9	3	5,760	7,166	(20)
Commission expenses	416	406	393	2	6	1,214	1,139	7
Total other operating expenses	2,513	2,331	2,431	8	3	6,974	8,305	(16)
Total operating expenses	5,011	5,244	5,177	(4)	(3)	15,360	16,997	(10)
of which strategic results	4,706	4,908	4,612	(4)	2	14,356	13,689	5
of which non-strategic results	305	336	565	(9)	(46)	1,004	3,308	(70)
Income/(loss) from continuing operations before taxes	861	1,646	1,301	(48)	(34)	4,045	2,331	74
of which strategic results	826	1,812	1,622	(54)	(49)	4,460	5,341	(16)
of which non-strategic results	35	(166)	(321)	–	–	(415)	(3,010)	(86)
Income tax expense	83	590	366	(86)	(77)	1,150	1,216	(5)
Income from continuing operations	778	1,056	935	(26)	(17)	2,895	1,115	160
Income from discontinued operations	0	0	106	–	(100)	0	112	(100)
Net income	778	1,056	1,041	(26)	(25)	2,895	1,227	136
Net income/(loss) attributable to noncontrolling interests	(1)	5	16	–	–	11	43	(74)
Net income/(loss) attributable to shareholders	779	1,051	1,025	(26)	(24)	2,884	1,184	144
of which strategic results	699	1,418	1,115	(51)	(37)	3,352	3,807	(12)
of which non-strategic results	80	(367)	(90)	–	–	(468)	(2,623)	(82)
Statement of operations metrics (%)
Return on regulatory capital	8.1	15.3	12.8	–	–	12.4	7.8	–
Cost/income ratio	83.8	75.6	79.2	–	–	78.4	87.4	–
Pre-tax income margin	14.4	23.7	19.9	–	–	20.6	12.0	–
Effective tax rate	9.6	35.8	28.1	–	–	28.4	52.2	–
Net income margin [1]	13.0	15.1	15.7	–	–	14.7	6.1	–
Return on equity (%, annualized)
Return on equity – strategic results	6.6	13.9	11.0	–	–	10.8	12.7	–
Number of employees (full-time equivalents)
Number of employees	48,100	46,600	45,500	3	6	48,100	45,500	6
1 Based on amounts attributable to shareholders.

Core Results – strategic and non-strategic results
	Strategic results			Non-strategic results			Core Results
in / end of	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14
Statements of operations (CHF million)
Net revenues	5,623	6,758	6,287	359	183	250	5,982	6,941	6,537
Provision for credit losses	91	38	53	19	13	6	110	51	59
Compensation and benefits	2,456	2,822	2,635	42	91	111	2,498	2,913	2,746
Total other operating expenses	2,250	2,086	1,977	263	245	454	2,513	2,331	2,431
Total operating expenses	4,706	4,908	4,612	305	336	565	5,011	5,244	5,177
Income/(loss) from continuing operations before taxes	826	1,812	1,622	35	(166)	(321)	861	1,646	1,301
Income tax expense/(benefit)	128	389	491	(45)	201	(125)	83	590	366
Income/(loss) from continuing operations	698	1,423	1,131	80	(367)	(196)	778	1,056	935
Income from discontinued operations	0	0	0	0	0	106	0	0	106
Net income/(loss)	698	1,423	1,131	80	(367)	(90)	778	1,056	1,041
Net income/(loss) attributable to noncontrolling interests	(1)	5	16	0	0	0	(1)	5	16
Net income/(loss) attributable to shareholders	699	1,418	1,115	80	(367)	(90)	779	1,051	1,025
Balance sheet statistics (CHF million)
Risk-weighted assets [1]	272,070	263,983	268,668	12,552	12,648	17,652	284,622	276,631	286,320
Total assets	835,969	855,691	916,536	21,649	22,768	36,539	857,618	878,459	953,075
Leverage exposure [1]	1,004,456	1,020,170	–	40,413	41,655	–	1,044,869	1,061,825	–
1 Disclosed on a fully phased-in look-through basis.
Core Results – strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	5,623	6,758	6,287	(17)	(11)	18,971	19,126	(1)
Provision for credit losses	91	38	53	139	72	155	96	61
Compensation and benefits	2,456	2,822	2,635	(13)	(7)	8,100	8,136	0
General and administrative expenses	1,842	1,684	1,599	9	15	5,064	4,454	14
Commission expenses	408	402	378	1	8	1,192	1,099	8
Total other operating expenses	2,250	2,086	1,977	8	14	6,256	5,553	13
Total operating expenses	4,706	4,908	4,612	(4)	2	14,356	13,689	5
Income from continuing operations before taxes	826	1,812	1,622	(54)	(49)	4,460	5,341	(16)
Income tax expense	128	389	491	(67)	(74)	1,097	1,491	(26)
Net income	698	1,423	1,131	(51)	(38)	3,363	3,850	(13)
Net income/(loss) attributable to noncontrolling interests	(1)	5	16	–	–	11	43	(74)
Net income attributable to shareholders	699	1,418	1,115	(51)	(37)	3,352	3,807	(12)
Statement of operations metrics (%)
Return on regulatory capital	8.1	17.6	17.1	–	–	14.3	19.4	–
Cost/income ratio	83.7	72.6	73.4	–	–	75.7	71.6	–
Pre-tax income margin	14.7	26.8	25.8	–	–	23.5	27.9	–

Core Results – non-strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	359	183	250	96	44	625	313	100
Provision for credit losses	19	13	6	46	217	36	15	140
Compensation and benefits	42	91	111	(54)	(62)	286	556	(49)
General and administrative expenses	255	241	439	6	(42)	696	2,712	(74)
Commission expenses	8	4	15	100	(47)	22	40	(45)
Total other operating expenses	263	245	454	7	(42)	718	2,752	(74)
Total operating expenses	305	336	565	(9)	(46)	1,004	3,308	(70)
Income/(loss) from continuing operations before taxes	35	(166)	(321)	–	–	(415)	(3,010)	(86)
Income tax expense/(benefit)	(45)	201	(125)	–	(64)	53	(275)	–
Income/(loss) from continuing operations	80	(367)	(196)	–	–	(468)	(2,735)	(83)
Income from discontinued operations	0	0	106	–	(100)	0	112	(100)
Net income/(loss) attributable to shareholders	80	(367)	(90)	–	–	(468)	(2,623)	(82)
Core Results reporting by region
	in			% change		in		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Net revenues (CHF million)
Switzerland	1,677	1,778	1,659	(6)	1	5,169	5,040	3
EMEA	1,103	1,365	1,440	(19)	(23)	3,966	4,453	(11)
Americas	1,630	2,336	2,340	(30)	(30)	6,241	7,422	(16)
Asia Pacific	881	1,054	989	(16)	(11)	3,003	2,557	17
Corporate Center	691	408	109	69	–	1,217	(33)	–
Net revenues	5,982	6,941	6,537	(14)	(8)	19,596	19,439	1
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	538	673	585	(20)	(8)	1,851	1,756	5
EMEA	(262)	(65)	181	303	–	(166)	520	–
Americas	(10)	536	363	–	–	1,039	260	300
Asia Pacific	256	408	330	(37)	(22)	1,129	765	48
Corporate Center	339	94	(158)	261	–	192	(970)	–
Income/(loss) from continuing operations before taxes	861	1,646	1,301	(48)	(34)	4,045	2,331	74
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management Clients and Corporate & Institutional Clients, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Asset Management, results are allocated based on the location of the investment advisors and sales teams. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled.

Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	2,935	3,152	3,125	(7)	(6)	9,059	9,411	(4)
of which strategic results	2,911	3,091	2,939	(6)	(1)	8,972	8,902	1
of which non-strategic results	24	61	186	(61)	(87)	87	509	(83)
Provision for credit losses	80	44	25	82	220	153	81	89
Compensation and benefits	1,214	1,248	1,194	(3)	2	3,691	3,719	(1)
General and administrative expenses	837	774	795	8	5	2,336	3,898	(40)
Commission expenses	157	149	168	5	(7)	461	507	(9)
Total other operating expenses	994	923	963	8	3	2,797	4,405	(37)
Total operating expenses	2,208	2,171	2,157	2	2	6,488	8,124	(20)
of which strategic results	2,082	2,059	2,041	1	2	6,148	6,110	1
of which non-strategic results	126	112	116	13	9	340	2,014	(83)
Income/(loss) before taxes	647	937	943	(31)	(31)	2,418	1,206	100
of which strategic results	753	1,001	872	(25)	(14)	2,692	2,719	(1)
of which non-strategic results	(106)	(64)	71	66	–	(274)	(1,513)	(82)
Statement of operations metrics (%)
Return on regulatory capital	16.5	23.5	27.3	–	–	20.4	12.0	–
Cost/income ratio	75.2	68.9	69.0	–	–	71.6	86.3	–
Pre-tax income margin	22.0	29.7	30.2	–	–	26.7	12.8	–
Assets under management (CHF billion)
Assets under management	1,293.9	1,355.7	1,366.1	(4.6)	(5.3)	1,293.9	1,366.1	(5.3)
Net new assets	16.4	14.2	7.4	15.5	121.6	47.6	31.2	52.6
Number of employees and relationship managers
Number of employees (full-time equivalents)	27,300	26,500	26,000	3	5	27,300	26,000	5
Number of relationship managers	4,250	4,260	4,270	0	0	4,250	4,270	0
Private Banking & Wealth Management (continued)
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Net revenue detail (CHF million)
Net interest income	1,147	1,106	980	4	17	3,244	2,929	11
Recurring commissions and fees	1,070	1,108	1,191	(3)	(10)	3,273	3,564	(8)
Transaction- and performance-based revenues	762	939	846	(19)	(10)	2,633	2,668	(1)
Other revenues [1]	(44)	(1)	108	–	–	(91)	250	–
Net revenues	2,935	3,152	3,125	(7)	(6)	9,059	9,411	(4)
Provision for credit losses (CHF million)
New provisions	113	65	43	74	163	226	155	46
Releases of provisions	(33)	(21)	(18)	57	83	(73)	(74)	(1)
Provision for credit losses	80	44	25	82	220	153	81	89
1 Includes investment-related gains/(losses), equity participations and other gains/(losses) and fair value gains/(losses) on the Clock Finance transaction.

Private Banking & Wealth Management – strategic and non-strategic results
	Strategic results			Non-strategic results			Private Banking & Wealth Management
in / end of	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14
Statements of operations (CHF million)
Net revenues	2,911	3,091	2,939	24	61	186	2,935	3,152	3,125
Provision for credit losses	76	31	26	4	13	(1)	80	44	25
Compensation and benefits	1,187	1,233	1,150	27	15	44	1,214	1,248	1,194
Total other operating expenses	895	826	891	99	97	72	994	923	963
Total operating expenses	2,082	2,059	2,041	126	112	116	2,208	2,171	2,157
Income/(loss) before taxes	753	1,001	872	(106)	(64)	71	647	937	943
Balance sheet statistics (CHF million)
Risk-weighted assets	103,933	101,319	100,114	4,411	4,474	6,612	108,344	105,793	106,726
Total assets	339,336	348,074	328,636	5,946	7,983	13,396	345,282	356,057	342,032
Leverage exposure	369,133	376,290	–	3,874	3,867	–	373,007	380,157	–
Private Banking & Wealth Management – strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net interest income	1,137	1,096	968	4	17	3,214	2,885	11
Recurring commissions and fees	1,047	1,082	1,149	(3)	(9)	3,196	3,424	(7)
Transaction- and performance-based revenues	750	925	827	(19)	(9)	2,597	2,611	(1)
Other revenues	(23)	(12)	(5)	92	360	(35)	(18)	94
Net revenues	2,911	3,091	2,939	(6)	(1)	8,972	8,902	1
New provisions	107	53	43	102	149	204	128	59
Releases of provisions	(31)	(22)	(17)	41	82	(72)	(55)	31
Provision for credit losses	76	31	26	145	192	132	73	81
Compensation and benefits	1,187	1,233	1,150	(4)	3	3,625	3,559	2
General and administrative expenses	743	680	731	9	2	2,074	2,063	1
Commission expenses	152	146	160	4	(5)	449	488	(8)
Total other operating expenses	895	826	891	8	0	2,523	2,551	(1)
Total operating expenses	2,082	2,059	2,041	1	2	6,148	6,110	1
Income before taxes	753	1,001	872	(25)	(14)	2,692	2,719	(1)
of which Wealth Management Clients	477	669	536	(29)	(11)	1,782	1,683	6
of which Corporate & Institutional Clients	210	244	240	(14)	(13)	684	697	(2)
of which Asset Management	66	88	96	(25)	(31)	226	339	(33)
Statement of operations metrics (%)
Return on regulatory capital	19.7	25.8	26.7	–	–	23.3	28.7	–
Cost/income ratio	71.5	66.6	69.4	–	–	68.5	68.6	–
Pre-tax income margin	25.9	32.4	29.7	–	–	30.0	30.5	–

Wealth Management Clients
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	2,041	2,197	2,042	(7)	0	6,349	6,133	4
Provision for credit losses	36	7	17	414	112	60	50	20
Total operating expenses	1,528	1,521	1,489	0	3	4,507	4,400	2
Income before taxes	477	669	536	(29)	(11)	1,782	1,683	6
Statement of operations metrics (%)
Return on regulatory capital	21.2	29.4	28.3	–	–	26.5	30.4	–
Cost/income ratio	74.9	69.2	72.9	–	–	71.0	71.7	–
Pre-tax income margin	23.4	30.5	26.2	–	–	28.1	27.4	–
Net revenue detail (CHF million)
Net interest income	837	821	695	2	20	2,399	2,089	15
Recurring commissions and fees	670	717	744	(7)	(10)	2,087	2,202	(5)
Transaction- and performance-based revenues	512	659	603	(22)	(15)	1,841	1,842	0
Other revenues	22	0	0	–	–	22	0	–
Net revenues	2,041	2,197	2,042	(7)	0	6,349	6,133	4
Gross and net margin (annualized) (bp)
Net interest income	41	38	33	–	–	38	34	–
Recurring commissions and fees	33	33	35	–	–	33	36	–
Transaction- and performance-based revenues	25	31	29	–	–	29	30	–
Other revenues	1	0	0	–	–	1	0	–
Gross margin [1]	100	102	97	–	–	101	100	–
Net margin [2]	23	31	25	–	–	28	27	–
Balance sheet statistics (CHF million)
Risk-weighted assets	54,939	53,303	50,601	3	9	54,939	50,601	9
Number of relationship managers
Switzerland	1,650	1,660	1,670	(1)	(1)	1,650	1,670	(1)
EMEA	1,010	1,010	1,050	0	(4)	1,010	1,050	(4)
Americas	550	540	550	2	0	550	550	0
Asia Pacific	520	520	480	0	8	520	480	8
Number of relationship managers	3,730	3,730	3,750	0	(1)	3,730	3,750	(1)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	510	508	488	0	5	1,502	1,455	3
Provision for credit losses	40	24	9	67	344	72	23	213
Total operating expenses	260	240	239	8	9	746	735	1
Income before taxes	210	244	240	(14)	(13)	684	697	(2)
Statement of operations metrics (%)
Return on regulatory capital	16.6	18.8	21.3	–	–	17.7	21.1	–
Cost/income ratio	51.0	47.2	49.0	–	–	49.7	50.5	–
Pre-tax income margin	41.2	48.0	49.2	–	–	45.5	47.9	–
Net revenue detail (CHF million)
Net interest income	300	275	273	9	10	815	796	2
Recurring commissions and fees	119	115	113	3	5	357	348	3
Transaction- and performance-based revenues	101	125	107	(19)	(6)	352	342	3
Other revenues [1]	(10)	(7)	(5)	43	100	(22)	(31)	(29)
Net revenues	510	508	488	0	5	1,502	1,455	3
Balance sheet statistics (CHF million)
Risk-weighted assets	36,941	36,036	37,303	3	(1)	36,941	37,303	(1)
Number of relationship managers
Number of relationship managers (Switzerland)	520	530	520	(2)	0	520	520	0
1 Reflects fair value gains/(losses) on the Clock Finance transaction.

Asset Management
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	360	386	409	(7)	(12)	1,121	1,314	(15)
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	294	298	313	(1)	(6)	895	975	(8)
Income before taxes	66	88	96	(25)	(31)	226	339	(33)
Statement of operations metrics (%)
Return on regulatory capital	21.2	28.5	40.1	–	–	23.9	53.3	–
Cost/income ratio	81.7	77.2	76.5	–	–	79.8	74.2	–
Pre-tax income margin	18.3	22.8	23.5	–	–	20.2	25.8	–
Net revenue detail (CHF million)
Recurring commissions and fees	258	250	292	3	(12)	752	874	(14)
Transaction- and performance-based revenues	137	141	117	(3)	17	404	427	(5)
Other revenues	(35)	(5)	0	–	–	(35)	13	–
Net revenues	360	386	409	(7)	(12)	1,121	1,314	(15)
Net revenue detail by type (CHF million)
Asset management fees	258	250	292	3	(12)	752	874	(14)
Placement, transaction and other fees	62	61	63	2	(2)	171	178	(4)
Performance fees and carried interest	25	32	22	(22)	14	86	161	(47)
Equity participations income	40	29	21	38	90	101	51	98
Fee-based revenues	385	372	398	3	(3)	1,110	1,264	(12)
Investment-related gains/(losses)	(20)	8	11	–	–	(1)	36	–
Equity participations and other gains/(losses)	1	(1)	0	–	–	9	3	200
Other revenues [1]	(6)	7	0	–	–	3	11	(73)
Net revenues	360	386	409	(7)	(12)	1,121	1,314	(15)
Fee-based margin on assets under management (annualized) (bp)
Fee-based margin [2]	39	38	42	–	–	38	46	–
Balance sheet statistics (CHF million)
Risk-weighted assets	12,053	11,980	12,210	1	(1)	12,053	12,210	(1)
1 Includes allocated funding costs.
2 Fee-based revenues divided by average assets under management.
Private Banking & Wealth Management – non-strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	24	61	186	(61)	(87)	87	509	(83)
Provision for credit losses	4	13	(1)	(69)	–	21	8	163
Compensation and benefits	27	15	44	80	(39)	66	160	(59)
Total other operating expenses	99	97	72	2	38	274	1,854	(85)
Total operating expenses	126	112	116	13	9	340	2,014	(83)
Income/(loss) before taxes	(106)	(64)	71	66	–	(274)	(1,513)	(82)
Revenue details (CHF million)
Restructuring of select onshore businesses	1	2	122	(50)	(99)	4	166	(98)
Legacy cross-border business and small markets	30	31	38	(3)	(21)	95	123	(23)
Restructuring of former Asset Management division	(18)	15	12	–	–	(48)	184	–
Other	11	13	14	(15)	(21)	36	36	0
Net revenues	24	61	186	(61)	(87)	87	509	(83)

Investment Banking
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	2,356	3,381	3,303	(30)	(29)	9,320	10,061	(7)
of which strategic results	2,621	3,549	3,419	(26)	(23)	9,796	10,339	(5)
of which non-strategic results	(265)	(168)	(116)	58	128	(476)	(278)	71
Provision for credit losses	30	7	36	329	(17)	38	31	23
Compensation and benefits	1,159	1,545	1,450	(25)	(20)	4,256	4,470	(5)
General and administrative expenses	1,050	959	1,076	9	(2)	2,862	2,821	1
Commission expenses	242	255	225	(5)	8	729	644	13
Total other operating expenses	1,292	1,214	1,301	6	(1)	3,591	3,465	4
Total operating expenses	2,451	2,759	2,751	(11)	(11)	7,847	7,935	(1)
of which strategic results	2,324	2,632	2,395	(12)	(3)	7,466	7,150	4
of which non-strategic results	127	127	356	0	(64)	381	785	(51)
Income/(loss) before taxes	(125)	615	516	–	–	1,435	2,095	(32)
of which strategic results	282	910	995	(69)	(72)	2,307	3,165	(27)
of which non-strategic results	(407)	(295)	(479)	38	(15)	(872)	(1,070)	(19)
Statement of operations metrics (%)
Return on regulatory capital	–	9.9	8.3	–	–	7.7	11.4	–
Cost/income ratio	104.0	81.6	83.3	–	–	84.2	78.9	–
Pre-tax income margin	(5.3)	18.2	15.6	–	–	15.4	20.8	–
Number of employees (full-time equivalents)
Number of employees	20,500	19,800	19,200	4	7	20,500	19,200	7
Investment Banking (continued)
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Net revenue detail (CHF million)
Debt underwriting	326	467	519	(30)	(37)	1,125	1,470	(23)
Equity underwriting	117	240	214	(51)	(45)	510	665	(23)
Total underwriting	443	707	733	(37)	(40)	1,635	2,135	(23)
Advisory and other fees	192	207	170	(7)	13	531	511	4
Total underwriting and advisory	635	914	903	(31)	(30)	2,166	2,646	(18)
Fixed income sales and trading	674	1,234	1,433	(45)	(53)	3,576	4,337	(18)
Equity sales and trading	1,165	1,322	1,071	(12)	9	3,863	3,406	13
Total sales and trading	1,839	2,556	2,504	(28)	(27)	7,439	7,743	(4)
Other	(118)	(89)	(104)	33	13	(285)	(328)	(13)
Net revenues	2,356	3,381	3,303	(30)	(29)	9,320	10,061	–

Investment Banking – strategic and non-strategic results
	Strategic results			Non-strategic results			Investment Banking
in / end of	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14
Statements of operations (CHF million)
Net revenues	2,621	3,549	3,419	(265)	(168)	(116)	2,356	3,381	3,303
Provision for credit losses	15	7	29	15	0	7	30	7	36
Compensation and benefits	1,137	1,507	1,412	22	38	38	1,159	1,545	1,450
Total other operating expenses	1,187	1,125	983	105	89	318	1,292	1,214	1,301
Total operating expenses	2,324	2,632	2,395	127	127	356	2,451	2,759	2,751
Income/(loss) before taxes	282	910	995	(407)	(295)	(479)	(125)	615	516
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets	152,394	147,829	152,316	8,141	8,174	11,040	160,535	156,003	163,356
Risk-weighted assets (USD)	155,965	158,183	159,410	8,332	8,746	11,554	164,297	166,929	170,964
Total assets	414,386	445,192	541,941	15,703	14,785	23,143	430,089	459,977	565,084
Leverage exposure	564,800	593,330	–	36,539	37,788	–	601,339	631,118	–
Leverage exposure (USD)	578,037	634,884	–	37,395	40,434	–	615,432	675,318	–
Investment Banking – strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Debt underwriting	326	467	519	(30)	(37)	1,125	1,470	(23)
Equity underwriting	117	240	214	(51)	(45)	510	665	(23)
Total underwriting	443	707	733	(37)	(40)	1,635	2,135	(23)
Advisory and other fees	192	207	170	(7)	13	531	511	4
Total underwriting and advisory	635	914	903	(31)	(30)	2,166	2,646	(18)
Fixed income sales and trading	888	1,393	1,544	(36)	(42)	4,005	4,587	(13)
Equity sales and trading	1,201	1,320	1,069	(9)	12	3,865	3,394	14
Total sales and trading	2,089	2,713	2,613	(23)	(20)	7,870	7,981	(1)
Other	(103)	(78)	(97)	32	6	(240)	(288)	(17)
Net revenues	2,621	3,549	3,419	(26)	(23)	9,796	10,339	(5)
Provision for credit losses	15	7	29	114	(48)	23	24	(4)
Compensation and benefits	1,137	1,507	1,412	(25)	(19)	4,158	4,357	(5)
General and administrative expenses	948	871	766	9	24	2,589	2,172	19
Commission expenses	239	254	217	(6)	10	719	621	16
Total other operating expenses	1,187	1,125	983	6	21	3,308	2,793	18
Total operating expenses	2,324	2,632	2,395	(12)	(3)	7,466	7,150	4
Income before taxes	282	910	995	(69)	(72)	2,307	3,165	(27)
Statement of operations metrics (%)
Return on regulatory capital	4.8	15.6	17.1	–	–	13.1	18.9	–
Cost/income ratio	88.7	74.2	70.0	–	–	76.2	69.2	–
Pre-tax income margin	10.8	25.6	29.1	–	–	23.6	30.6	–

Investment Banking – non-strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	(265)	(168)	(116)	58	128	(476)	(278)	71
Provision for credit losses	15	0	7	–	114	15	7	114
Compensation and benefits	22	38	38	(42)	(42)	98	113	(13)
Total other operating expenses	105	89	318	18	(67)	283	672	(58)
of which litigation	57	30	227	90	(75)	121	450	(73)
Total operating expenses	127	127	356	0	(64)	381	785	(51)
Loss before taxes	(407)	(295)	(479)	38	(15)	(872)	(1,070)	(19)
Revenue details (CHF million)
Legacy fixed income portfolio	(216)	(128)	(76)	69	184	(373)	(175)	113
Legacy funding costs	(31)	(31)	(34)	0	(9)	(95)	(114)	(17)
Other	(18)	(9)	(6)	100	200	(8)	11	–
Net revenues	(265)	(168)	(116)	58	128	(476)	(278)	71
Corporate Center results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	691	408	109	69	–	1,217	(33)	–
Provision for credit losses	0	0	(2)	–	100	0	(1)	100
Compensation and benefits	125	120	102	4	23	439	503	(13)
General and administrative expenses	210	192	167	9	26	562	447	26
Commission expenses	17	2	0	–	–	24	(12)	–
Total other operating expenses	227	194	167	17	36	586	435	35
Total operating expenses	352	314	269	12	31	1,025	938	9
Income/(loss) before taxes	339	94	(158)	261	–	192	(970)	–
Balance sheet statistics (CHF million)
Risk-weighted assets [1]	15,743	14,835	16,238	6	(3)	15,743	16,238	(3)
Total assets	82,247	62,425	45,959	32	79	82,247	45,959	79
Leverage exposure [1]	70,523	50,550	–	40	–	70,523	–	–
1 Disclosed on a fully phased-in look-through basis.

Corporate Center – non-strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	600	290	180	107	233	1,014	82	–
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	52	97	93	(46)	(44)	283	509	(44)
Income/(loss) before taxes	548	193	87	184	–	731	(427)	–
of which fair value impact from movements in own credit spreads	649	268	351	142	85	1,034	221	368
of which realignment costs	(24)	(67)	(69)	(64)	(65)	(139)	(267)	(48)
of which IT architecture simplification expenses	(59)	(71)	(69)	(17)	(14)	(191)	(211)	(9)
of which real estate sales	(3)	25	0	–	–	23	39	(41)
of which legacy funding costs [1]	(21)	(21)	(21)	0	–	(63)	(49)	29
of which reclassifications to discontinued operations [2]	0	0	(106)	–	100	0	(152)	100
of which other non-strategic items	6	59	1	(90)	500	67	(8)	–
1 Represents legacy funding costs associated with non-Basel III compliant debt instruments.
2
Includes reclassifications to discontinued operations of revenues and expenses arising from the sale of our Customized Fund Investment Group businesses and the domestic private banking business booked in Germany.

Impact from movements in own credit spreads
Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and debit valuation adjustments (DVA) relating to certain structured notes liabilities carried at fair value. Core Results are also impacted by fair value gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). These fair value gains/(losses) are recorded in the Corporate Center.
in	3Q15	2Q15	3Q14	9M15	9M14
Impact from movements in own credit spreads (CHF million)
Fair value gains/(losses) from movements in own credit spreads	649	268	351	1,034	221
of which fair value gains/(losses) on own long-term vanilla debt	197	52	252	189	131
of which fair value gains/(losses) from DVA on structured notes	370	174	97	671	97
of which fair value gains/(losses) on stand-alone derivatives	82	42	2	174	(7)

Assets under management – Group
	end of				% change
	3Q15	2Q15	4Q14	3Q14	QoQ	Ytd	YoY
Assets under management (CHF billion)
Wealth Management Clients	795.8	847.7	874.5	864.3	(6.1)	(9.0)	(7.9)
Corporate & Institutional Clients	263.1	277.8	275.9	266.6	(5.3)	(4.6)	(1.3)
Asset Management	394.6	393.9	388.5	391.1	0.2	1.6	0.9
Non-strategic	11.7	9.4	10.8	13.4	24.5	8.3	(12.7)
Assets managed across businesses [1]	(171.3)	(173.1)	(172.4)	(169.3)	(1.0)	(0.6)	1.2
Assets under management	1,293.9	1,355.7	1,377.3	1,366.1	(4.6)	(6.1)	(5.3)
of which continuing operations	1,293.9	1,355.7	1,377.3	1,366.1	(4.6)	(6.1)	(5.3)
of which discontinued operations	0.0	0.0	0.0	0.0	–	–	–
Assets under management from continuing operations	1,293.9	1,355.7	1,377.3	1,366.1	(4.6)	(6.1)	(5.3)
of which discretionary assets	433.3	429.9	429.0	434.5	0.8	1.0	(0.3)
of which advisory assets	860.6	925.8	948.3	931.6	(7.0)	(9.2)	(7.6)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.
Net new assets – Group
in	3Q15	2Q15	3Q14	9M15	9M14
Net new assets (CHF billion)
Wealth Management Clients	10.5	9.0	5.1	26.5	23.1
Corporate & Institutional Clients	2.0	(1.6)	0.9	6.5	1.9
Asset Management	5.6	8.9	3.3	24.7	14.3
Non-strategic	(0.9)	(1.2)	(1.4)	(3.5)	(5.4)
Assets managed across businesses [1]	(0.8)	(0.9)	(0.5)	(6.6)	(2.7)
Net new assets	16.4	14.2	7.4	47.6	31.2
of which continuing operations	16.4	14.2	7.8	47.6	33.2
of which discontinued operations	0.0	0.0	(0.4)	0.0	(2.0)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

BIS capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q15	2Q15	4Q14	QoQ	3Q15	2Q15	4Q14	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	40,545	39,117	43,322	4	29,044	28,482	28,576	2
Total tier 1 capital	48,656	47,076	49,804	3	40,568	39,458	39,892	3
Total eligible capital	58,413	56,661	60,751	3	47,408	45,927	46,876	3
Risk-weighted assets	290,122	281,886	291,410	3	284,622	276,631	284,248	3
Capital ratios (%)
CET1 ratio	14.0	13.9	14.9	–	10.2	10.3	10.1	–
Tier 1 ratio	16.8	16.7	17.1	–	14.3	14.3	14.0	–
Total capital ratio	20.1	20.1	20.8	–	16.7	16.6	16.5	–
Eligible capital – Group
	Phase-in					Look-through
					% change				% change
end of	3Q15		2Q15	4Q14	QoQ	3Q15	2Q15	4Q14	QoQ
Eligible capital (CHF million)
Total shareholders' equity	44,757		42,642	43,959	5	44,757	42,642	43,959	5
Regulatory adjustments [1]	(206)		(64)	(375)	222	(206)	(64)	(375)	222
Adjustments subject to phase-in	(4,006)	[2]	(3,461)	(262)	16	(15,507)	(14,096)	(15,008)	10
CET1 capital	40,545		39,117	43,322	4	29,044	28,482	28,576	2
Additional tier 1 instruments	11,524	[3]	10,976	11,316	5	11,524	10,976	11,316	5
Additional tier 1 instruments subject to phase-out [4]	2,546		2,392	2,473	6	–	–	–	–
Deductions from additional tier 1 capital	(5,959)	[5]	(5,409)	(7,307)	10	–	–	–	–
Additional tier 1 capital	8,111		7,959	6,482	2	11,524	10,976	11,316	5
Total tier 1 capital	48,656		47,076	49,804	3	40,568	39,458	39,892	3
Tier 2 instruments	6,840	[6]	6,469	6,984	6	6,840	6,469	6,984	6
Tier 2 instruments subject to phase-out	3,086		3,274	4,190	(6)	–	–	–	–
Deductions from tier 2 capital	(169)		(158)	(227)	7	–	–	–	–
Tier 2 capital	9,757		9,585	10,947	2	6,840	6,469	6,984	6
Total eligible capital	58,413		56,661	60,751	3	47,408	45,927	46,876	3
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 40% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 60% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.4 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 5.1 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 60% of goodwill and other intangible assets (CHF 5.2 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

6
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.2 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

CET1 Capital movement – Group
3Q15	Phase-in	Look- through
CET1 capital (CHF million)
Balance at beginning of period	39,117	28,482
Net income attributable to shareholders	779	779
Foreign exchange impact	909	605
Other [1]	(260)	(822)
Balance at end of period	40,545	29,044
1
Reflects the net effect of share-based compensation, the impact of a dividend accrual, which includes the assumption that 60% of the proposed dividend is distributed in shares, a reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities and a change in other regulatory adjustments.

Risk-weighted assets – Group
	Phase-in				Look-through
	Private Banking & Wealth Management	Investment Banking	Corporate Center	Group	Private Banking & Wealth Management	Investment Banking	Corporate Center	Group
3Q15 (CHF million)
Credit risk	78,482	96,236	16,517	191,235	78,482	96,236	11,017	185,735
Market risk	2,253	30,589	169	33,011	2,253	30,589	169	33,011
Operational risk	27,028	33,260	–	60,288	27,028	33,260	–	60,288
Non-counterparty risk	581	450	4,557	5,588	581	450	4,557	5,588
Risk-weighted assets	108,344	160,535	21,243	290,122	108,344	160,535	15,743	284,622
of which strategic	103,933	152,394	21,243	277,570	103,933	152,394	15,743	272,070
of which non-strategic	4,411	8,141	–	12,552	4,411	8,141	–	12,552
4Q14 (CHF million)
Credit risk	78,753	95,521	18,389	192,663	78,753	95,521	11,227	185,501
Market risk	2,822	31,428	218	34,468	2,822	31,428	218	34,468
Operational risk	26,136	32,277	–	58,413	26,136	32,277	–	58,413
Non-counterparty risk	550	589	4,727	5,866	550	589	4,727	5,866
Risk-weighted assets	108,261	159,815	23,334	291,410	108,261	159,815	16,172	284,248
of which strategic	102,407	149,849	23,334	275,590	102,407	149,849	16,172	268,428
of which non-strategic	5,854	9,966	–	15,820	5,854	9,966	–	15,820
Risk-weighted asset movement by risk type – Group
	Credit risk	Market risk	Operational risk	Non- counterparty risk	Total risk- weighted assets
3Q15 (CHF million)
Balance at beginning of period	187,863	30,036	58,413	5,574	281,886
Foreign exchange impact	5,762	1,300	0	0	7,062
Movements in risk levels	(5,388)	(317)	0	14	(5,691)
Model and parameter updates [1]	(516)	1,981	1,875	0	3,340
Methodology and policy – internal [2]	1,255	11	0	0	1,266
Methodology and policy – external [3]	2,259	0	0	0	2,259
Balance at end of period – phase-in	191,235	33,011	60,288	5,588	290,122
Look-through adjustment [4]	(5,500)	–	–	–	(5,500)
Balance at end of period – look-through	185,735	33,011	60,288	5,588	284,622
1 Represents movements arising from updates to models and recalibrations of parameters.
2 Represents internal changes impacting how exposures are treated.
3 Represents externally prescribed regulatory changes impacting how exposures are treated.
4
The look-through adjustment impacts only credit risk within the Corporate Center. The difference between phase-in and look-through risk-weighted assets relates to transitional arrangements such as the impact from pension assets and deferred tax assets not deducted from CET1 during the phase-in period and the transitional impact from threshold-related risk-weighted assets.

BIS leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q15	2Q15	4Q14	QoQ	3Q15	2Q15	4Q14	QoQ
Capital (CHF million)
CET1 capital	40,545	39,117	43,322	4	29,044	28,482	28,576	2
Tier 1 capital	48,656	47,076	49,804	3	40,568	39,458	39,892	3
Leverage exposure (CHF million)
Leverage exposure	1,050,698	1,067,369	1,157,557	(2)	1,044,869	1,061,825	1,149,656	(2)
Leverage ratios (%)
CET1 leverage ratio	3.9	3.7	3.7	–	2.8	2.7	2.5	–
Tier 1 leverage ratio	4.6	4.4	4.3	–	3.9	3.7	3.5	–
Swiss capital metrics – Group
	Phase-in					Look-through
					% change				% change
end of	3Q15		2Q15	4Q14	QoQ	3Q15	2Q15	4Q14	QoQ
Capital development (CHF million)
CET1 capital	40,545		39,117	43,322	4	29,044	28,482	28,576	2
Swiss regulatory adjustments [1]	(144)		(137)	(133)	5	(152)	(146)	(143)	4
Swiss CET1 capital	40,401		38,980	43,189	4	28,892	28,336	28,433	2
High-trigger capital instruments	9,069	[2]	8,767	8,893	3	9,069	8,767	8,893	3
Low-trigger capital instruments	9,295	[3]	8,678	9,406	7	9,295	8,678	9,406	7
Additional tier 1 and tier 2 instruments subject to phase-out	5,633		5,665	6,663	(1)	–	–	–	–
Deductions from additional tier 1 and tier 2 capital	(6,128)		(5,567)	(7,533)	10	–	–	–	–
Swiss total eligible capital	58,270		56,523	60,618	3	47,256	45,781	46,732	3
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	290,122		281,886	291,410	3	284,622	276,631	284,248	3
Swiss regulatory adjustments [4]	949		955	1,058	(1)	948	954	1,057	(1)
Swiss risk-weighted assets	291,071		282,841	292,468	3	285,570	277,585	285,305	3
Swiss capital ratios (%)
Swiss CET1 ratio	13.9		13.8	14.8	–	10.1	10.2	10.0	–
Swiss total capital ratio	20.0		20.0	20.7	–	16.5	16.5	16.4	–
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Consists of CHF 6.4 billion additional tier 1 instruments and CHF 2.7 billion tier 2 instruments.
3 Consists of CHF 5.1 billion additional tier 1 instruments and CHF 4.2 billion tier 2 instruments.
4 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q15	2Q15	4Q14	QoQ	3Q15	2Q15	4Q14	QoQ
Swiss leverage metrics (CHF million, except where indicated)
Swiss total eligible capital	58,270	56,523	60,618	3	47,256	45,781	46,732	3
Leverage exposure	1,050,698	1,067,369	1,157,557	(2)	1,044,869	1,061,825	1,149,656	(2)
Swiss leverage ratio (%)	5.5	5.3	5.2	–	4.5	4.3	4.1	–

One-day, 98% risk management VaR (CHF)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
3Q15 (CHF million)
Average	22	36	11	2	26	(44)		53
Minimum	17	32	7	1	16	–	[1]	46
Maximum	31	39	17	3	34	–	[1]	63
End of period	31	34	10	1	25	(43)		58
2Q15 (CHF million)
Average	19	36	14	2	21	(45)		47
Minimum	15	31	5	1	17	–	[1]	38
Maximum	28	41	22	4	26	–	[1]	55
End of period	23	32	11	1	21	(43)		45
3Q14 (CHF million)
Average	12	32	10	1	18	(30)		43
Minimum	10	29	6	1	14	–	[1]	38
Maximum	15	35	15	2	23	–	[1]	56
End of period	11	35	11	1	18	(34)		42
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	3Q15	2Q15	3Q14	9M15	9M14
Consolidated statements of operations (CHF million)
Interest and dividend income	4,422	5,903	4,520	14,815	14,655
Interest expense	(2,338)	(3,034)	(2,376)	(7,710)	(7,747)
Net interest income	2,084	2,869	2,144	7,105	6,908
Commissions and fees	2,892	3,259	3,254	9,130	9,838
Trading revenues	801	498	904	2,689	1,739
Other revenues	208	329	276	663	1,385
Net revenues	5,985	6,955	6,578	19,587	19,870
Provision for credit losses	110	51	59	191	111
Compensation and benefits	2,507	2,914	2,747	8,397	8,713
General and administrative expenses	2,100	1,928	2,041	5,766	7,172
Commission expenses	416	406	393	1,214	1,139
Total other operating expenses	2,516	2,334	2,434	6,980	8,311
Total operating expenses	5,023	5,248	5,181	15,377	17,024
Income from continuing operations before taxes	852	1,656	1,338	4,019	2,735
Income tax expense	83	590	366	1,150	1,216
Income from continuing operations	769	1,066	972	2,869	1,519
Income from discontinued operations, net of tax	0	0	106	0	112
Net income	769	1,066	1,078	2,869	1,631
Net income/(loss) attributable to noncontrolling interests	(10)	15	53	(15)	447
Net income attributable to shareholders	779	1,051	1,025	2,884	1,184
of which from continuing operations	779	1,051	919	2,884	1,072
of which from discontinued operations	0	0	106	0	112
Basic earnings per share (CHF)
Basic earnings per share from continuing operations	0.47	0.63	0.55	1.73	0.61
Basic earnings per share from discontinued operations	0.00	0.00	0.06	0.00	0.07
Basic earnings per share	0.47	0.63	0.61	1.73	0.68
Diluted earnings per share (CHF)
Diluted earnings per share from continuing operations	0.45	0.61	0.55	1.69	0.61
Diluted earnings per share from discontinued operations	0.00	0.00	0.06	0.00	0.07
Diluted earnings per share	0.45	0.61	0.61	1.69	0.68

Consolidated balance sheets
end of	3Q15	2Q15	4Q14	3Q14
Assets (CHF million)
Cash and due from banks	94,643	104,054	79,349	78,119
Interest-bearing deposits with banks	1,087	928	1,244	1,211
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	132,106	137,834	163,208	187,261
Securities received as collateral, at fair value	26,322	28,851	26,854	22,246
Trading assets, at fair value	199,792	205,688	241,131	245,829
Investment securities	3,185	3,370	2,791	2,484
Other investments	7,443	7,391	8,613	8,275
Net loans	274,825	270,171	272,551	265,243
Premises and equipment	4,519	4,429	4,641	4,875
Goodwill	8,526	8,238	8,644	8,435
Other intangible assets	209	205	249	251
Brokerage receivables	48,501	48,414	41,629	61,519
Other assets	57,262	59,749	70,558	68,614
Total assets	858,420	879,322	921,462	954,362
Liabilities and equity (CHF million)
Due to banks	27,313	30,205	26,009	30,548
Customer deposits	358,760	356,453	369,058	363,220
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	51,313	58,567	70,119	89,905
Obligation to return securities received as collateral, at fair value	26,322	28,851	26,854	22,246
Trading liabilities, at fair value	62,260	59,390	72,655	77,902
Short-term borrowings	14,007	26,401	25,921	32,310
Long-term debt	190,126	182,655	177,898	163,676
Brokerage payables	40,069	48,039	56,977	76,708
Other liabilities	42,750	45,301	50,970	52,896
Total liabilities	812,920	835,862	876,461	909,411
Common shares	65	65	64	64
Additional paid-in capital	25,994	25,860	27,007	26,851
Retained earnings	34,967	34,188	32,083	31,417
Treasury shares, at cost	(118)	(151)	(192)	(163)
Accumulated other comprehensive income/(loss)	(16,151)	(17,320)	(15,003)	(14,305)
Total shareholders' equity	44,757	42,642	43,959	43,864
Noncontrolling interests	743	818	1,042	1,087
Total equity	45,500	43,460	45,001	44,951

Total liabilities and equity	858,420	879,322	921,462	954,362

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
3Q15 (CHF million)
Balance at beginning of period	65	25,860		34,188	(151)	(17,320)	42,642	818	43,460
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(32)	(32)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	5	5
Net income/(loss)	–	–		779	–	–	779	(10)	769
Total other comprehensive income/(loss), net of tax	–	–		–	–	1,169	1,169	26	1,195
Sale of treasury shares	–	(6)		–	4,808	–	4,802	–	4,802
Repurchase of treasury shares	–	–		–	(4,805)	–	(4,805)	–	(4,805)
Share-based compensation, net of tax	–	278		–	30	–	308	–	308
Financial instruments indexed to own shares [3]	–	(138)		–	–	–	(138)	–	(138)
Changes in scope of consolidation, net	–	–		–	–	–	–	(64)	(64)
Balance at end of period	65	25,994		34,967	(118)	(16,151)	44,757	743	45,500
9M15 (CHF million)
Balance at beginning of period	64	27,007		32,083	(192)	(15,003)	43,959	1,042	45,001
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(246)	(246)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	50	50
Net income/(loss)	–	–		2,884	–	–	2,884	(15)	2,869
Total other comprehensive income/(loss), net of tax	–	–		–	–	(1,148)	(1,148)	(28)	(1,176)
Issuance of common shares	1	710		–	–	–	711	–	711
Sale of treasury shares	–	(9)		–	12,246	–	12,237	–	12,237
Repurchase of treasury shares	–	–		–	(13,190)	–	(13,190)	–	(13,190)
Share-based compensation, net of tax	–	(579)	[4]	–	1,018	–	439	–	439
Financial instruments indexed to own shares [3]	–	2		–	–	–	2	–	2
Dividends paid	–	(1,137)	[5]	–	–	–	(1,137)	–	(1,137)
Changes in scope of consolidation, net	–	–		–	–	–	–	(58)	(58)
Other	–	–		–	–	–	–	(2)	(2)
Balance at end of period	65	25,994		34,967	(118)	(16,151)	44,757	743	45,500
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

4 Includes a net tax charge of CHF (12) million from the excess recognized compensation expense over fair value of shares delivered.
5 Paid out of reserves from capital contributions.

Earnings per share
in	3Q15	2Q15	3Q14	9M15	9M14
Basic net income/(loss) attributable to shareholders (CHF million)
Income from continuing operations	779	1,051	919	2,884	1,072
Income from discontinued operations, net of tax	0	0	106	0	112
Net income attributable to shareholders	779	1,051	1,025	2,884	1,184
Preferred securities dividends	–	–	–	–	(28)
Net income attributable to shareholders for basic earnings per share	779	1,051	1,025	2,884	1,156
Available for common shares	769	1,029	985	2,829	1,104
Available for unvested share-based payment awards	10	22	40	55	52
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	779	1,051	1,025	2,884	1,156
Available for common shares	770	1,029	986	2,830	1,104
Available for unvested share-based payment awards	9	22	39	54	52
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,639.2	1,641.0	1,608.7	1,633.9	1,618.3
Dilutive share options and warrants	1.0	0.9	0.9	0.9	0.8
Dilutive share awards	54.5	44.6	18.2	43.3	7.8
Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	1,694.7	1,686.5	1,627.8	1,678.1	1,626.9
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	20.4	21.8	64.9	27.8	76.2
Basic earnings/(loss) per share available for common shares (CHF)
Basic earnings per share from continuing operations	0.47	0.63	0.55	1.73	0.61
Basic earnings per share from discontinued operations	0.00	0.00	0.06	0.00	0.07
Basic earnings per share available for common shares	0.47	0.63	0.61	1.73	0.68
Diluted earnings/(loss) per share available for common shares (CHF)
Diluted earnings per share from continuing operations	0.45	0.61	0.55	1.69	0.61
Diluted earnings per share from discontinued operations	0.00	0.00	0.06	0.00	0.07
Diluted earnings per share available for common shares	0.45	0.61	0.61	1.69	0.68
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 6.4 million, 7.2 million, 8.7 million, 7.6 million and 8.8 million for 3Q15, 2Q15, 3Q14, 9M15 and 9M14, respectively.

Relationship between total shareholders’ equity, tangible shareholders’ equity and regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regards to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the average of 10% of risk-weighted assets and 3% of the leverage exposure utilized by each division and the firm as a whole. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio.

Cautionary statement regarding forward-looking information
This earnings release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2015 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2014.